K. R. MARGETSON LTD.

Chartered Accountant

keith@krmargetson.com
Sechelt office
PO Box 45, 5588 Inlet Avenue
Sechelt BC V0N 3A0
Tel: 604.885-2810
Fax: 604.885.2834

Cell: 604.220.7704
North Vancouver office
331 East 5th Street
North Vancouver BC V7L 1M1
Tel:604.929.0819
Fax: 604.929.0851

January 30, 2008

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

-and-

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, B.C., V7Y 1L2

Attention: Continuous Disclosure

To whom it may concern:

RE: Poly-Pacific International Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated January 29, 2008, and do not disagree with the information contained in the notice.
We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Collins Barrow Edmonton LLP, Chartered Accountants, will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,
K. R. Margetson Ltd.

Per: Keith Margetson, CA, CPA (Illinois)

cc: Collins Barrow Edmonton LLP, Chartered Accountants
Poly-Pacific International Inc.